Exhibit 4.10

SHARE PURCHASE AGREEMENT

(FPSO Sevan Piranema)

Between

SEVAN MARINE ASA

and

PIRANEMA LLC

regarding the shares in

SEVAN PRODUCTION AS

29 November 2011

TABLE OF CONTENTS

1. Certain definitions	4
2. Transfer of Shares and Remaining Debt	11
3. Purchase Price	11
4. Adjustment of the Purchase Price	12
5. Closing	13
6. Deliveries by the Buyer	14
7. Deliveries by the Seller	14
8. Seller’s pre-Closing covenants/Interim Period	15
9. Post-Closing obligations	16
10. Buyer’s conditions for Closing	16
11. Best efforts	17
12. Seller’s representations and warranties	18
13. Seller’s liability	22
14. Third Party Claims	24
15. Buyer’s Representation and Warranties	24
16. Buyer’s Liability	25
17. Term and termination	25
18. Expenses	25
19. Confidentiality	25
20. Notices	26
21. Entire Agreement	26
22. Announcement	26
23. Miscellaneous	26

Schedules:

1.	Example balance sheet
2.	Data room index
3.	License
4.	Transfer Agreement relating to the Subsidiary Minority Shares

This share purchase agreement (the “Agreement”) is entered into on 29 November 2011 by and between:

Sevan Marine ASA, a company registered in Norway with registration number 983 218 180 (“Seller”); and

Piranema LLC, a a company incorporated according to the law of the Marshall Islands of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands (the “Buyer”),

(the Seller and the Buyer individually a “Party” and collectively the “Parties”).

WHEREAS

a)	the Seller is the owner of the Shares;

b)	the Company (as defined below) is the owner of the FPSO Sevan Piranema (as defined below) and the Subsidiary Shares (as defined below) in the Subsidiary (as defined below), and party to the Piranema Agreements (as defined below);

c)	Teekay (as defined below) and the Seller have entered into a term sheet dated 18 October 2011 (the “Term Sheet”), whereby they have agreed to carry out a transaction which includes, among other matters, the acquisition by Teekay or an Affiliate of Teekay from the Seller or an Affiliate of the Seller, of the FPSO Sevan Voyageur, FPSO Sevan Piranema and FPSO Sevan Hummingbird (jointly, the “FPSOs”), including (i) a non-exclusive, irrevocable and royalty free license to use each FPSO and all intellectual property and information required for the use, operation, modification, repair, maintenance and sale of the FPSOs worldwide, and (ii) all relevant charter agreements, lease & operations agreements and such other agreements as identified by Teekay and directly related to the respective FPSO;

d)	the Subsidiary Minority Seller (as defined below) is the owner of the Subsidiary Minority Shares (as defined below); and

e)	therefore, the Parties have agreed that the Seller shall sell and that the Buyer shall purchase the Shares and the Remaining Debt, and that the Subsidiary Minority Seller shall sell and the Subsidiary Minority Buyer shall purchase the Subsidiary Minority Shares, on and subject to the terms and conditions of this Agreement.

1.	Certain definitions

Unless defined herein, all capitalized terms in the Term Sheet shall have the same meaning in this Agreement. In addition, as used in this Agreement, the following terms have the following meaning unless the context otherwise requires:

Accounting Principles	means the applicable generally accepted accounting principles as defined by law and regulations and accounting standards issued by the relevant accounting standards board, as set out in the Financial Statements and applied by the Company and the Subsidiary, respectively.

Actual Cash	shall mean the consolidated Cash of the Company and the Subsidiary as at Closing, as set out in the Closing Balance Sheet.

Actual Debt	shall mean the consolidated Debt of the Company and the Subsidiary as at Closing, as set out in the Closing Balance Sheet.

Actual Net Working Capital	shall mean the consolidated Net Working Capital of the Company and the Subsidiary as at Closing, as set out in the Closing Balance Sheet.

Adjustment Amount	shall have the meaning ascribed to it in section 4.4.

Affiliates	shall mean, with respect to any Person, another Person to which it is related as set out in Section 1-5 subsection 1 of the Norwegian Limited Liability Companies Act, and also any Person by which such first mentioned Person is an Affiliate.

Agreement	shall mean this Agreement and its Schedules (as amended).

Business Days	shall mean a day other than Saturday, Sunday or any other day on which banks in Norway are closed.

Buyers’ Representations and Warranties	shall mean the representations and warranties given by the Buyers to the Seller as set forth in section 15.

Cash	shall mean the sum of all cash in hand, at the bank or at any other financial institution and cash equivalents (to the extent not included in the Net Working Capital), an example calculation of which as of 30 September 2011 has been included in Schedule 1.

Cash Payment	shall mean USD 165 million less the Piranema Cost Contribution.

Charter Contract	shall mean the charter contract between the Subsidiary and Petrobras for the FPSO Sevan Piranema.

Closing	shall mean completion of the transfer of the Shares and the Remaining Debt as set out in section 2.

Closing Balance Sheet	shall have the meaning ascribed to it in section 4.5.

Closing Date	shall mean the date set out in section 5.1.

Company	shall mean Sevan Production AS, a company registered in Norway with registration number 985 973 245.

Confidential Information	shall have such meaning as described to that term in section 19.

Debt	shall mean (i) the long term indebtedness of the Company and the Subsidiary owed to any third party, but excluding for the avoidance of doubt, any such liabilities owed by any of them to each other, (ii) the principal component of any lease obligation that is required to be recorded as a capitalised lease in accordance with the Accounting Principles; and (iii) dividend and group contributions payables of the Company or the Subsidiary (other than to the Company or the Subsidiary); all to the extent not included in the Net Working Capital, an example calculation of which as of 30 September 2011 has been included in Schedule 1, and also excluding the Remaining Debt.

Debt Consideration	shall mean USD 164,990,000, which is the consideration for the Remaining Debt.

Disclosed Information	shall mean all of the information made available to Teekay and its advisors in the virtual data room with project name “Blackhawk”, containing commercial, accounting, technical, financial and legal information relating to the Company or the Subsidiary, including as specified in the index list attached as Schedule 2, and any additional information provided to Teekay including, but not limited to, management presentations, responses to requests, memorandums, hand-outs, orally or pursuant to visits to premises and in any form or medium in which such information may be recorded or kept.

Due Diligence	shall mean the due diligence investigations into the legal, operational, financial and technical (including on-site physical inspection of the FPSO Sevan Piranema) affairs of the Company and the Subsidiary conducted by Teekay and its advisors prior to the Signing Date.

EGM	shall mean the extraordinary general meeting of the Seller held on 14 November 2011.

Encumbrances	shall mean any mortgages, charges, pledges, assignments liens, options rights of first refusal and pre-emption, non-disposal clauses, retention covenants, easements, usufructs, agreements, statements and, without prejudice to the foregoing, generally any other restrictions or encumbrances of any kind.

Financial Statements	shall mean the audited annual accounts of the Company and the unaudited annual accounts of the Subsidiary, respectively, in respect of the fiscal year 2010, if available, including the balance sheet and profit and loss statement, and the notes thereto.

FPSO Sevan Piranema	shall mean the floating production, storage and offloading vessel Sevan Piranema with everything belonging to her on board and on shore including but not limited to, the offloading system and the mooring system (including chains and anchors) and the spares belonging to the FPSO Sevan Piranema.

Governmental Entity	shall mean any (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

Intellectual Property	shall mean any intellectual property, including but not limited to (a) patents and patent applications, (b) registered and unregistered trademarks, trade names and product names, (c) company names, (d) domain names, (e) copyrights, and (f) trade secrets and proprietary know-how.

Intercompany Loans	shall mean the aggregate of the amounts owing (including any interest), as at the close of business on the Closing Date, from the Company or the Subsidiary to the members of the Seller’s Group, but excluding the Remaining Debt.

Interim Period	shall mean the period of time between the Signing Date of this Agreement and Closing.

Loss	shall have the meaning ascribed to such term in section 13.1.

Material Adverse Effect	shall mean any materially adverse effect with regard to the financial or physical condition, business, operations and prospects, of the Company, the Subsidiary and/or the FPSOs, as relevant, other than any change, circumstance or effect resulting from general economic conditions or circumstances or any change, circumstance or effect generally affecting the industry in which the Seller’s Group, the Company or the Subsidiary operates.

Net Debt	shall mean Debt less Cash.

Net Working Capital	shall mean (a) the aggregate of all (i) accounts receivable, and (ii) any other current assets, including inventory, work in progress and goods under production, less (b) the aggregate of (i) all accounts payable, (ii) other short term non interest bearing liabilities, (iii) actual reserves for bad debt allowances, inventories, work in progress, prepaid items and other current assets; all items to the extent not including the Cash or Debt, an example calculation of which as at 30 September 2011 has been included in Schedule 1.

Person	shall mean any individual, corporation, partnership, firm, joint venture, association, joint stock company, trust, unincorporated organisation, Governmental Entity or other entity.

Petrobras	shall mean Petróleo Brasileiro S.A, including its Affiliates.

Piranema Agreements	shall mean the Charter Contract and service agreement entered into with Petrobras in respect of the FPSO Sevan Piranema, and any other material agreements entered into by Company or any of its Affiliates in respect of the current operations of the FPSO Sevan Piranema.

Piranema Bond	shall mean the USD 270 million senior secured callable bond loan 2007/2013, issued by the Seller, secured inter alia by a first priority mortgage over the FPSO Sevan Piranema.

Piranema Cost Contribution	shall mean the Piranema Cost Contribution calculated in accordance with section 3 of the Term Sheet.

Purchase Price	shall mean USD 165 million, which is the sum of the Share Consideration and the Debt Consideration.

Remaining Debt	shall mean a loan from Seller to the Company with an outstanding total balance including any accrued but unpaid interest and any other unpaid charges, immediately before Closing of USD 164,990,000.

Seller’s Group	shall mean Sevan Marine ASA and its Affiliates, excluding the Company and the Subsidiary.

Seller’s Knowledge	shall mean the actual knowledge each of Carl Lieungh, Reese McNeel (however without personal liability or any recourse for the Buyer, Teekay or any Affiliate thereof against AlixPartners), Lars Ødeskaug, Oskar Mykland and Birte Norheim (limited to knowledge up to the time Norheim left Sevan), and the directors of Seller and the Company, had at the Signing Date and the Closing Date.

Seller’s Representations and Warranties	shall mean the representations and warranties given by the Seller to the Buyer as set forth in section 12.

Share Consideration	shall mean in the aggregate USD 10,000, divided into USD 9,000 for the Shares sold by the Seller and USD 1,000 for the Subsidiary Minority Shares.

Shares	shall mean all issued and outstanding shares in the Company on a fully diluted basis, and any shares to be issued by the Company upon conversion of the Intercompany Loans as set out in section 7.1(f).

Signing Date	shall mean the date of this Agreement.

Subsidiary	shall mean Sevan Piranema Servicios de Petróleo Ltda, a Brazilian limited company with reg. no. 07.457.961/0001-79.

Subsidiary Minority Buyer	shall mean Teekay Offshore Partners LP, a company registered in the Marshall Islands.

Subsidiary Minority Seller	shall mean Sevan Marine do Brasil Ltda, a company registered in Brazil with registration number 04.513.237/0001-27.

Subsidiary Minority Shares	shall mean 0.01 per cent of the quotas in the Subsidiary, owned by the Subsidiary Minority Seller, equal to 2 quotas, to be transferred by the Subsidiary Minority Seller to the Subsidiary Minority Buyer pursuant to the Transfer Agreement.

Subsidiary Shares	shall mean all issued and outstanding quotas of the Subsidiary on a fully diluted basis (less the Subsidiary Minority Shares).

Target Net Debt	shall be USD 0.

Target Net Working Capital	shall be USD 0.

Tax	shall mean all tax liabilities, whether actual or deferred, in respect of income taxes, sales taxes, VAT, withholding taxes, stamp duties, share transfer taxes, payroll taxes, social security taxes and property taxes and all other taxes and public duties of any kind, together with all interest, penalties and additions imposed with respect to such amounts.

Tax Return	shall mean any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Taxes or in connection with the administration, implementation, or enforcement of or compliance with any applicable statute, rule or regulation relating to any Taxes.

Teekay	shall mean Teekay Corporation, a company incorporated under the laws of the Marshall Islands.

Transfer Agreement	shall mean the agreement attached hereto as Schedule 4.

Trustee	shall mean Norsk Tillitsmann ASA, as trustee on behalf of the holders of the Piranema Bond.

2.	Transfer of Shares and Remaining Debt

2.1	The Seller shall transfer the Shares and the Remaining Debt to the Buyer, on the terms and conditions set forth in this Agreement.

2.2	The Buyer shall have all rights and title to, and risk of, the Shares (which indirectly includes the FPSO Sevan Piranema and the Piranema Agreements), and the Remaining Debt, from 00:00 hours CET on the Closing Date.

2.3	The Seller hereby grants to the Buyer, with effect from the Closing Date, a non-exclusive, perpetual, irrevocable and royalty free license to use the FPSO Sevan Piranema and all Intellectual Property and information required for the use, operation, modification, repair, maintenance and sale of the FPSO Sevan Piranema worldwide, as further set out in Schedule 3.

2.4	The Shares and the Remaining Debt shall be transferred to the Buyer free of any Encumbrances on the Closing Date. All rights carried by the Shares are transferred with the Shares, including, but not limited to, the title, the voting rights and the right to receive dividend on the Shares for the Company’s financial year 2011 and onwards.

2.5	The Parties agree to do or procure to be done all such further acts, including without limitation, execute or procure the execution of all such documents as may be required to perfect the transfer of the Shares from the Seller to the Buyer.

3.	Purchase Price

3.1	The consideration for the Shares, the Subsidiarity Minority Shares and the Remaining Debt shall be the Purchase Price, adjusted as set out in section 4 below.

3.2	The Cash Payment, shall, on or before Closing, be settled by cash payment to an account designated by the Trustee for distribution subject to Closing, to the Piranema Bondholders, as full settlement of the Piranema Bond.

3.3	The Buyer shall on or before Closing transfer the Piranema Cost Contribution to the Trustee. The Trustee shall, subject to Closing, on the Seller’s behalf pay the Piranema Cost Contribution to the relevant advisers and/or to Sevan with respect to reimbursement of the monthly retainers, fee reserves and fees that fall within the Advisory Fees (as defined in the Term Sheet).

4.	Adjustment of the Purchase Price

4.1	Any adjustment of the Purchase Price in accordance with this section 4 shall be between and for the benefit and cost of Buyer or the Seller, and shall have no effect for the holders of the Piranema Bond, provided that, for the avoidance of doubt, the Piranema Bondholders shall always be entitled to receive the Cash Payment.

4.2	Any adjustment of the Purchase Price in accordance with this section 4 relates to the value of the Shares and shall therefore in its entirety be allocated to and affect the Share Consideration.

4.3	The Purchase Price is based on the assumption that the Company and the Subsidiary at the Closing Date shall have the Target Net Debt and the Target Net Working Capital.

4.4	The Purchase Price shall be adjusted with an amount equal to (i) the Actual Cash, plus (ii) the Actual Net Working Capital (for the avoidance of doubt, the Actual Net Working Capital shall be subtracted if it is a negative number) less (iii) the Actual Debt (such sum the “Adjustment Amount”). If the Adjustment Amount is a positive amount, it shall be paid by the Buyer to the Seller. If the Adjustment Amount is a negative amount, it shall be paid by Seller to the Buyer.

4.5	The Adjustment Amount shall be calculated based on a consolidated balance sheet per the Closing Date (the “Closing Balance Sheet”). The Closing Balance Sheet shall be prepared by the Seller in accordance with the Accounting Principles, shall be confirmed by the Seller’s auditor and shall be presented to Buyer no later than 30 Business Days after the Closing Date. The Buyer shall procure that the Seller has access to all records of the Company and the Subsidiary reasonably required to produce the Closing Balance Sheet.

4.6	Any objection to the Closing Balance Sheet must be presented to the Seller within 30 Business Days after the date on which Buyer received the Closing Balance Sheet; otherwise the Closing Balance Sheet will be final and the Adjustment Amount is immediately due for payment. If the Buyer objects to the Closing Balance Sheet, and the Buyer and the Seller fail to resolve the matter amicably within 10 Business Days after the day on which the Buyer’s objection was received by the Seller, the Buyer and the Seller shall within 10 Business Days (i) either jointly appoint a Norwegian certified accountant or (ii) ask that the chairman of the Norwegian Institute of Public Accountants appoint a Norwegian certified accountant (for the purposes of this section 4 the “Accountant”), who shall be immediately available to consider and resolve the matter in accordance with the Accounting Principles. The Accountant shall decide on the matter based on written submissions from the Buyer and the Seller, which shall be submitted to the Accountant no later than 10 Business Days after the date on which the Accountant accepted the Assignment. The Accountant shall deliver its decision within 30 Business Days after having accepted the assignment and the Adjustment Amount shall be paid within five Business Days of such decision. The decision of the Accountant is final and binding (in the absence of manifest error) and shall be confidential. The cost of the Accountant shall be split 50/50 between the Buyer and the Seller. The Buyer and the Seller shall cover their own costs incurred in relation to the Closing Balance Sheet and any dispute related thereto.

4.7	When the Closing Balance Sheet and Adjustment Amount (if any) is agreed or determined in accordance with this section 4, the Buyer or the Seller, as the case may be, shall within five Business Days pay to the other Party by wire transfer of immediately available funds to the Buyer or the Seller, as the case may be, the Adjustment Amount (if any) together with interest calculated on the Adjustment Amount at a rate equal to NIBOR (as quoted on page NIBP on the Reuters screen for interest periods of 6 months’ duration on the Closing Date) plus a margin of 200 basis points, for the period between Closing and the date the Adjustment Amount is paid (with interest compounded every 6 months).

4.8	If any of the Parties fails to pay the Adjustment Amount by the deadline set out in sub-section 4.7, the prevailing interest on late payments in Norway as calculated in accordance with the Norwegian Late Interest Payment Act (Nw. Forsinkelsesrenteloven) shall apply from such deadline until the Adjustment Amount is actually paid.

4.9	The Parties shall use their reasonable endeavours, and the Buyer shall procure that the Company and the Subsidiaries use their reasonable endeavours, to assist the Buyer’s and the Seller’s respective representatives, the Buyer’s auditors, the Seller’s auditors and (if applicable) the Accountant and shall endeavour to procure that the matters required of each of them under this section 4 are fulfilled as soon as practicable after their respective appointments. Without prejudice to the generality of the foregoing, each of the Parties shall promptly on request supply, or procure that promptly on request there is supplied, to such persons all such documents and information as they each may reasonably require for fulfilment of their obligations under this section 4.

5.	Closing

5.1	Closing shall take place at the offices of Bugge, Arentz-Hansen & Rasmussen at Stranden 1, 0250 Oslo, on 30 November 2011 (the “Closing Date”).

5.2	Each Party shall take all actions that are within its control and shall use all reasonable endeavours to procure the satisfaction of the conditions set out in section 10.

6.	Deliveries by the Buyer

6.1	At Closing the Buyer shall:

a)	Pay the Purchase Price (including, for the avoidance of doubt, the Cash Payment) as set out in section 3;

b)	deliver all such documents which are required under Norwegian law for Seller to complete the registration of Buyer as owner of the Shares and all such documents which are required under Brazilian law to complete the transfer of the Subsidiary Minority Shares; and

c)	deliver to the Seller such other documents and instruments as the Seller may reasonably request in order to properly perfect the Seller’s rights under this Agreement.

7.	Deliveries by the Seller

7.1	At Closing the Seller shall:

a)	Do all such things and deliver all such documentation which is required to perfect the transfer of the Shares to the Buyer, and provide such documentation which under Norwegian law properly confirms the Buyer as owner of the Shares, among other a transcript of the Company’s share register in which the Buyer is registered as the owner of the Shares and in which no Encumbrance over the Shares is registered, and all such documents which are required under Brazilian law to complete the transfer of the Subsidiary Minority Shares;

b)	deliver to the Buyer a transcript from the Bahamas register, in which the FPSO Sevan Piranema is registered, which shall confirm that the Company is the owner of the FPSO Sevan Piranema, and that no Encumbrance is registered over the FPSO Sevan Piranema;

c)	deliver to the Buyer a copy of the License executed by the Seller;

d)	deliver to the Buyer copy of the minutes of a meeting of the board of directors of the Company approving the transfer of the Shares to the Buyer without any conditions or reservations;

e)	deliver to the Buyer written evidence of the resignation effective as at Closing by the current members of the board of the Company and the Subsidiary, and that they have received all payments due and owing to them, and that they are not entitled to receive any additional fees or reimbursement of expenses from any the Company or the Subsidiary;

f)	deliver to the Buyer written evidence that the Company and the Subsidiary confirm that all Intercompany Loans in existence before Closing has been settled in full by contribution to equity to be completed by as an increase of the face value of the Shares (or Subsidiary Shares, if applicable) and not by issuance of new Shares (or Subsidiary Shares, if applicable), with the exception of the debt from the Subsidiary towards the Seller and Sevan Marine Do Brasil Ltda, which will be forgiven by the Seller;

g)	evidence satisfactory to the Buyer of fulfilment of the conditions precedent for Closing as set out in section 10;

h)	deliver a copy of a notice from Seller to the Company that the Remaining Debt with effect from Closing has been assigned to the Buyer as new creditor; and

i)	deliver to the Buyer such other documents and instruments as the Buyer may reasonably request in order to properly perfect the Buyer’s rights under this Agreement.

8.	Seller’s pre-Closing covenants/Interim Period

8.1	The Seller undertakes to the Buyer that the operation and maintenance of the FPSO Sevan Piranema and the business of the Company and the Subsidiary in the Interim Period shall be conducted in a manner consistent with past practice, hereunder that the Company and the Subsidiary shall continue to meet all expenditures and receive all income relating to their activities.

8.2	Seller shall in the Interim Period grant, and shall procure that the Company and the Subsidiary grant the Buyer’s and Buyer’s Affiliates’ personnel access to their facilities, and to the extent legally permissible, provide the Buyer with information and reports reasonably requested by the Buyer.

8.3	Seller shall procure that the Company and the Subsidiary in the Interim Period without the Buyer’s prior written approval does not acquire or dispose of assets which alone or in the aggregate are material.

8.4	Seller shall procure that the Company and the Subsidiary shall not settle any dispute, amend, cancel, terminate or waive any rights under the Piranema Agreements, including, among other, the Charter Contract, or enter into new material agreements relating to the current or future operation of FPSO Sevan Piranema.

8.5	The Seller shall during the Interim Period immediately notify the Buyer in writing about any Material Adverse Effect which has occurred or which the Seller reasonably should have understood may occur.

8.6	To the extent all procedural steps to take place in respect of the transfer of the Subsidiary Minority Shares have not occurred at Closing, the Seller will assist, and procures that the Subsidiary Minority Seller will assist, the Buyer and the Subsidiary Minority Buyer in ensuring that such procedural steps will be completed as soon as possible after Closing.

9.	Post-Closing obligations

9.1	The Seller shall for a period of six months after Closing assist the Buyer and Buyer’s Affiliates with matters relating to financials, accounting and bookkeeping as reasonable requested by the Buyer to ensure that such matters are not adversely affected by the transaction. Any such post-closing services delivered by Seller shall be for the reasonable cost of Buyer as further agreed between the Seller and the Buyer.

9.2	The Buyer undertakes to use its best efforts to as soon as reasonably possible and latest by 3 months following Closing replace Sevan Marine do Brasil Ltda, a Brazilian limited company with reg. no. 04.513.237/001-27 (for the purposes of this sub-section 9.2 the “Brazilian Guarantor”), as the guarantor of the temporary admission condition of FPSO Sevan Piranema, and shall indemnify the Brazilian Guarantor and/or the Seller for all costs incurred after Closing as a result of posting such guarantee.

10.	Buyer’s conditions for Closing

10.1	The obligation of the Buyer to consummate the transfer of the Shares is subject to the fulfilment, on or before the Closing Date, of each of the following:

a)	All consents and/or approvals to the FPSO Transactions (as defined in the Term Sheet) being obtained, including (but not limited to) consents and/or amendments and/or approvals with respect to (i) the Agreements (as defined in the Term Sheet), including but not limited to receipt of waivers from the Seller’s customers and key suppliers, satisfactory to Teekay, waiving their existing and continuing rights of termination, step-in and other similar remedies available due to the Seller’s financial and other defaults as well as any claims for damages due to inter alia delays, (ii) any competition authorities and other public authorities (if any), (iii) the bondholders under the Bond Loans (as defined in the Term Sheet) (including all such amendments, modifications and waivers as reasonably contemplated by the Term Sheet); such approvals to be granted by bondholders’ meetings in each Bond Loan where the required majority to allow for a repayment of the Bond Loans in accordance with “Repayment and termination of existing debts” as set out in the Term Sheet, and full release of all security thereunder is obtained, and (iv) the ING Facility, including a consent from the banks not to enforce any security or to utilize the step-in rights of the banks under the ING Facility, and a consent from the banks to Teekay (or a subsidiary of Teekay) assuming the ING Facility;

b)	execution of all Transaction (as defined in the Term Sheet) documents satisfactory to Teekay, the Seller and the Trustee;

c)	the EGM has resolved (i) to approve the FPSO Transactions, (ii) to approve the Omnibus Agreement (as defined in the Term Sheet), (iii) to issue the shares under the Placements (as defined in the Term Sheet), (iv) to appoint two directors nominated by Teekay at the board of directors of Sevan, and (v) to appoint a new chairperson for the nomination committee of Sevan (or such other member as agreed by Teekay), such person to be nominated by Teekay;

d)	no Material Adverse Effect has occurred between the date of the Term Sheet and Closing;

e)	any and all guarantee obligations whereby any member of the Seller’s Group has guaranteed the obligations of Sevan Drilling ASA (or any subsidiary or affiliate of Sevan Drilling ASA) shall have been unconditionally released, and such releases documented to the reasonable satisfaction of Teekay;

f)	except as will not have a Material Adverse Effect; the Seller’s confirmation that the representations and warranties of the Seller are true and correct in all material respects; and

g)	no injunction order or other order shall be in effect preventing or forbidding the consummation of the transfer of the Shares and no legal action or governmental investigations shall be pending or threatened which, if adversely determined, would reasonably be expected to result in any such injunction or order.

11.	Best efforts

Between the date of this Agreement and the Closing Date, the Seller and the Buyer, as applicable, shall use their best efforts to cause the conditions set out in section 10 to be satisfied as promptly as practicable, and will seek to take any other action required or advisable in connection with the transfer of the Shares and the payment of the Purchase Price.

The Seller shall promptly notify the Buyer in writing in the event of the occurrence of a Material Adverse Effect. In the event of a Material Adverse Effect, the Buyer shall have the right to be excused from its obligations under this Agreement without prejudice to available remedies in the event of the Material Adverse Effect being the result of an action or omission on the part of the Seller.

12.	Seller’s representations and warranties

12.1	The Seller represents and warrants to the Buyer the following, other than as specifically stated below, as per the Signing Date and the Closing Date (the “Seller’s Representations and Warranties”).

12.2	Title

The Seller is the legal owner of the Shares, and the Company is the legal owner of the Subsidiary Shares.

12.3	No Encumbrances

The Shares, Subsidiary Shares, FPSO Sevan Piranema and the Piranema Agreements are, or will on Closing be, free of any Encumbrances.

12.4	Shares and Subsidiary Shares

The Shares are owned by the Seller, are fully paid up and represent all shares issued by the Company. The Company has issued no instruments, including but not limited to convertible loans, options and warrants, which may be converted into new shares in the Company and has not entered into any agreement to issue any such convertible instrument.

The Subsidiary Shares are owned by the Company, are fully paid up and represent all shares issued by the Subsidiary. The Subsidiary has issued no instruments, including but not limited to convertible loans, options and warrants, which may be converted into new shares in the Subsidiary and has not entered into any agreement to issue any such convertible instrument.

12.5	Authority

The Seller has the full right, power and authority to enter into the Agreement and the agreements contemplated hereby and to perform and to consummate all transactions contemplated thereby.

The Agreement (i) has been duly approved and authorised by the relevant decision-making bodies of the Seller, (ii) is valid and binding on the Seller, and (iii) is enforceable against the Seller in accordance with its terms.

12.6	No Breach

Neither the execution nor the performance of the Agreement will (i) conflict with or constitute breach or violation of the articles of association of the Seller or the Company and/or applicable law, (ii) provided that necessary consents have been obtained from Petrobras (to the extent required); conflict with or result in breach of any agreement concluded by the Seller, the Company or the Subsidiary or otherwise give any other contracting party the right to terminate or constitute a default under any such agreement, (iii) conflict with or constitute violation of any judgment, decision or order made by any court or administrative body against or binding upon the Seller, the Company or the Subsidiary, or (iv), conflict with or constitute a violation of any law or regulation applicable to Seller, the Company, or the Subsidiary.

There are no injunctions or restraining orders or other orders preventing or forbidding the consummation of the transactions contemplated by this Agreement, and there are no legal actions or governmental investigations pending or threatened which, if adversely determined, would reasonably be expected to result in any such injunction.

There are no suits, claims, actions, investigations, challenges, inquiries or other proceedings by any Governmental Entity or other Person pending or, to the Seller’s Knowledge, threatened which will be of material importance in connection with any of the transactions contemplated by this Agreement.

12.7	The Company and the Subsidiary

The Company is a Person duly organised, validly existing and in good standing order under the laws of Norway and is not in violation of any applicable corporate rules, and has the corporate power and lawful authority to own, lease and operate its assets and business and to carry on its business as now being conducted.

The Subsidiary is a Person duly organised, validly existing and in good standing order under the laws of Brazil and is not in violation of any applicable corporate rules, and has the corporate power and lawful authority to own, lease and operate its assets and business and to carry on its business as now being conducted.

Each of the Company and the Subsidiary is duly qualified or licensed to conduct the business it is currently conducting in each jurisdiction in which such qualification or licensing is necessary, if any.

12.8	Employees

As at the Signing Date and the First Completion (as defined in the Term Sheet), the Company or the Subsidiary has not terminated or received notice of termination from such number of employees that the Company or the Subsidiary does not possess the manpower and competence required for the operation of the FPSO Sevan Piranema in compliance with applicable law and the Piranema Agreements.

12.9	Financial Statements – Documentation

The Financial Statements have been prepared in accordance with the Generally Accepted Accounting Principles, applied on a consistent basis and show, in all material respects, a true and fair view of the assets and liabilities and results for the Company and Subsidiary, as of its relevant dates and for the relevant periods.

The Company and the Subsidiary have good, marketable and clear title to all assets listed in the Closing Balance Sheet and which is included in the Actual Cash or Actual Net Working Capital.

12.10	Condition of the FPSO Sevan Piranema

The FPSO Sevan Piranema is in class.

12.11	Taxes

The Company and the Subsidiary has duly and timely filed all Tax Returns required to be filed by it on or prior to the Closing Date with any relevant Governmental Entity.

All Taxes, charges, penalties, deficiencies or assessments, and any interest or penalties thereon due have been fully and timely paid or, to the extent that they are not yet due for payment, fully accrued for in the Financial Statements.

All Tax Returns are, correct and complete and with respect to the corporate income tax correctly reflect the taxable income of the Subsidiary in the relevant fiscal years. The Company and the Subsidiary has not been notified that any of their Tax Returns are presently under audit, and no claims have been raised by any tax authority in connection with the Company’s or the Subsidiary’s Tax Returns that have not been addressed or fully reserved for in the Financial Statements, and there have not been any other investigations by any tax authority during the past 24 months.

12.12	Environmental Matters

To the Seller’s Knowledge, (i) the Company and the Subsidiary complies and have at all relevant times complied in all material respect, with applicable environmental laws and licences; (ii) no material claim in relation to environmental matters has been made or threatened against the Company or the Subsidiary or any occupier of any property at any time owned or leased by the Company or the Subsidiary, and (iii) the Company and the Subsidiary have all environmental permits and approvals that are required for their current operations.

12.13	Disputes

As at the Signing Date and the First Completion (as defined in the Term Sheet), the Company or the Subsidiary is not the subject of or in any way involved in, any material disputes, claims, litigation or other legal proceedings, and to the Seller’s Knowledge, there are no circumstances giving rise to such disputes, claims, litigation or proceedings.

12.14	Agreements

The Piranema Agreements are valid, binding and enforceable.

No default or breach of any material obligation has occurred or exists under the Piranema Agreement (which, for the avoidance of doubt, shall not include uptime requirements or similar obligations).

All contracts between the Company or the Subsidiary and any Seller Group Person have been entered into as part on arms’ length basis.

12.15	Actions and Proceedings

There are no outstanding orders, judgments, injunctions, awards or decrees of any arbitrator, court or other Governmental Entity which may affect the evaluation of the Shares, including the business of the Company and the Subsidiary, or which in whole or in part, may interfere with the current or contemplated business of the Company and the Subsidiary. The FPSO Sevan Piranema is operated, and the Company and the Subsidiary is, in all material respects in compliance with all applicable laws and regulations.

12.16	Insurance

The Company and the Subsidiary have the insurance set out in the Disclosed Information, and such insurance will be maintained and fully paid for up to and until Closing.

12.17	Competition matters

To the Seller’s knowledge each of the Company and the Subsidiary have not received notification by any competent antitrust or competition authority that it is, or has been party to, or concerned in any agreement, arrangement, understanding or concerted practice, which infringes any applicable competition law rule. The Company or the Subsidiary is or have not been in violation of any applicable competition laws or similar regulations.

12.18	Anti-Money Laundering, Anti-Corruption

To the Seller’s Knowledge, no agent, employee or other Person associated on the Seller’s behalf with the FPSO Sevan Piranema or acting on behalf of the Company or the Subsidiary directly or indirectly, has offered to pay or provide or has paid or provided anything of value in the form of any unlawful contribution, gift or other materially unlawful expense to any Person for the purpose of gaining or retaining business or obtaining any unfair advantage, nor made any bribe, kickback or other similar unlawful payment. To the Seller’s Knowledge, the Company and the Subsidiary is in compliance with all applicable anti-money laundering laws and regulations.

12.19	Completeness of Disclosed Information

To the Seller’s Knowledge, (i) the Disclosed Information is in all material respects regarding the Shares and the Piranema Agreements true and accurate, (ii) there is no information in the possession of the Seller concerning the Shares and the Piranema Agreements that is of material importance for the Buyer’s evaluation of the Shares and the Piranema Agreements that has not been provided to Teekay or its advisers

12.20	No other Warranties

The Buyer agrees that (i) the Seller has made no expressed or implied representation or warranty regarding the Shares and the Piranema Agreements other than the Seller’s Representations and Warranties; (ii) no action or omission by the Seller shall be construed as implying any other representation and/or warranty, and no information provided by the Seller (other than the Seller’s Representations and Warranties) shall be construed as being information (Nw. opplysninger) provided by the Seller in the meaning of the Norwegian Sales of Goods Act of 13 May 1988 no 27 § 18; (iii) except for the Seller’s Representations and Warranties, the Shares and the Piranema Agreements are sold in their condition (“as is”) as of the Signing Date (provided, however that the Buyer waives all rights to make claims under the Norwegian Sales of Goods Act of 13 May 1988 no 27 § 19, including § 19(c)).

13.	Seller’s liability

13.1	In the event of a breach of the Seller’s Representation and Warranties and/or in the event of the Seller’s failure to fulfil any of its obligations under this Agreement, the Seller shall compensate (Nw. erstatte) the Buyer from and against any reasonably foreseeable direct, net loss thereby suffered or incurred by either of the Buyer, the Company or the Subsidiary (the “Loss”), on the terms and conditions set out in this section 13.

13.2 The Buyer shall actively and in good faith seek to mitigate its Loss.

13.3	The Seller’s duty to indemnify the Buyer for any Loss suffered by the Buyer, the Company or the Subsidiary as a result of the Seller’s breach of any of the Seller’s Representation and Warranties shall be subject to the following limitations:

a)	The Seller shall have no obligation to indemnify the Buyer unless the Buyer gives notice to the Seller within 10 Business Days after the Buyer became aware of the events or circumstances giving rise to the claim. The Buyer’s notice shall state the specific grounds supporting the claim. Any claim shall within reasonable time following Buyer’s notice be supported by information about the amount of the claim and written documentation necessary to support the claim.

b)	The Seller shall only be liable for Loss if the Seller receive notice of such Loss no later than on the first anniversary of the Closing Date. The liability of the Seller for breach of the Seller’s Representation and Warranties contained in section 12.11 (Taxes) shall, however, expire two years after the Closing Date.

13.4	The Seller shall not be liable for any Loss unless (i) each individual Loss exceeds USD 1,000,000; (ii) until the aggregate amount of all Losses (excluding the Losses for which the Seller has no liability according to sub-section (i) above) exceeds USD 5,000,000 (for the purposes of this section 13.4 the “Basket Amount”), but shall then be liable for the entire amount and not just the excess of the Basket Amount; but (iii) only for aggregate Losses up to a total amount equivalent to 25% of the Purchase Price.

13.5	The Seller has invited Teekay to perform a due diligence investigation of the Company and the Subsidiary, including a physical inspection of the FPSO Sevan Piranema, and Teekay has completed its due diligence investigation prior to entering into the Agreement. The Buyer’s right to compensation or other remedies under this Agreement shall not extend to matters which Teekay or any of its advisors had or reasonably could have acquired knowledge of from the Disclosed Information or other information provided by Seller or any of its advisors to Teekay in connection with the transactions contemplated by this Agreement, including any matter, circumstance, event or issue referred to in the Disclosed Information or information which the Seller has made publicly available.

13.6	The limitations of the Seller’s liability set out in this section 13 shall not apply in the event of fraud or wilful or negligent misrepresentation on the part of the Seller.

13.7	The remedies provided for in this section 13 shall exclude any other claim for damages, Purchase Price reduction and all other remedies which would otherwise be available by law, including the Norwegian Sales of Goods Act 27/1988.

13.8	Petroleum National Agency has applied a penalty to Petrobras of BRL 4.5 million for non-conformities identified with respect to the Piranema FPSO. To the extent the penalty is upheld (regardless of the amount) and Petrobras seeks a recourse from the Company and/or the Subsidiary, the Seller shall hold the Buyer, the Company and the Subsidiary harmless from and against all such recourse claims (including any reasonable legal and other fees and costs incurred in connection with defending such recourse claim) without any of the limitations set out in section 13.3, 13.4 and 13.5 being applicable.

13.9	The Seller will hold the Buyer, the Company and the Subsidiary harmless for any penalty imposed by a Governmental Entity for late filings of the Financial Statements, without any of the limitations set out in section 13.3, 13.4 and 13.5 being applicable.

14.	Third Party Claims

14.1	If the Buyer receives notice of any claim by a third party which is or may be subject to compensation by the Seller under section 13 (for the purposes of this section 14 a “Third Party Claim”), the Buyer shall thereafter give the Seller prompt, and latest within 7 days, written notice of such Third Party Claim with all relevant information in its (or any of its affiliates’) possession and the Seller shall, at the Seller’s option, have the right to participate in the defence thereof by counsel of the Seller’s choice.

14.2	If the Seller acknowledges in writing its obligations to compensate the Buyer against all Losses that may result from such Third Party Claim, the Seller shall be entitled, at the Seller’s option and cost, to assume and control the defence of such Third Party Claim through counsel of the Seller’s choice. No such Third Party Claim may be settled by the Seller without the written consent of the Buyer, which consent shall not be unreasonably withheld or delayed, unless the settlement involves only the payment of money by the Seller.

14.3	Similarly, no Third Party Claim which is being defended in good faith by the Seller shall be settled by the Buyer, the Company or the Subsidiary or any other affiliate of the Buyer without the written consent of the Seller. The Seller shall have no obligation to indemnify the Buyer for any Losses resulting from the settlement of Third Party Claims in violation of the provisions of this clause 14.3.

15.	Buyer’s Representation and Warranties

15.1	The Buyer represents and warrants to the Seller that the following representations (the “Buyer’s Representations and Warranties”) are true and correct as of the date hereof and shall be true and correct at the Closing Date:

15.2	The Buyer (i) is a corporation duly organized and validly existing under the laws of Marshall Islands and (ii) has the full right, power and authority to enter into the Agreement and to consummate all transactions contemplated thereby.

15.3	The Buyer and the Subsudiary Minority Buyer represent and warrant to the Seller, on the Signing Date and the Closing Date that the Agreement (i) has been duly approved and authorised by the relevant decision-making bodies of the Buyer and the Subsidiary Minority Buyer, (ii) is valid and binding on the Buyer and the Subsidiary Minority Buyer, and (iii) enforceable against the Buyer and the Subsidiary Minority Buyer in accordance with its terms.

15.4	The Buyer (for the purposes of this section 15.4 including the Subsidiary Minority Buyer) also represents and warrants to the Seller that that the Buyer is adequately capitalized or has or will have on the Closing Date the funds available to pay the Purchase Price.

16.	Buyer’s Liability

16.1	In the event of a Buyer’s breach of the Buyer’s Representations and Warranties and/or in the event of the Buyer’s failure to fulfil its agreements or obligations under this Agreement, the Buyer shall compensate the Seller from all Losses thereby suffered or incurred by the Seller.

17.	Term and termination

This Agreement may be terminated prior to the Closing as follows:

a)	on 30 November 2011 or such later date as the Seller and the Buyer may agree, if the Closing shall not have occurred by the close of business on such date other than through the fault of the Party seeking to terminate this Agreement; or

b)	by mutual written agreement between the Parties.

18.	Expenses

Each Party shall cover its own costs, fees and expenses incurred in connection with the preparation, execution and enforcement of this Agreement, including, without limitation, any costs, fees and expenses owed or paid to any attorneys, brokers, accountants and advisors.

19.	Confidentiality

The content of this Agreement and information of any kind or nature whatsoever (whether orally or in writing) regarding financial information, trade secrets, know-how and other proprietary business information regarding the Company and the Subsidiary, the Parties or their Affiliates shall be deemed to be confidential and proprietary (“Confidential Information”).

Each Party shall treat, and shall cause its officers, directors, employees, advisors and auditors to treat, such information as strictly confidential and shall not divulge or disclose (directly or indirectly) such information to any other person or entity (other than to its officers, directors, employees, advisors and auditors who reasonably require access to such Confidential Information for the purpose for which it was disclosed), except when (i) such disclosure is required by law, listing rules or by any order of any administrative or judicial authority which is (x) final and subject to no appeal or (y) executory pending any appeal although not final; (ii) such information has become public through no fault of the receiving Party or by agreement between the Parties; (iii) such information has been obtained separately by the receiving Party from a third party that is not bound by any confidentiality regarding such information; or (iv) such disclosure is to financial rating agencies.

20.	Notices

Any notice given or made under or in connection with this Agreement shall be in writing, and shall be sent by courier or by

e-mail.

The address of each Party for the purpose of this Agreement is as follows:

To the Seller and/or the Subsidiary Minority Seller:

Sevan Marine ASA

Kittelsbuktveien 5

4836 Arendal

Norway

Att: CFO

e-mail: lth@sevanmarine.com

To the Buyer and/or the Subsidiary Minority Buyer:

c/o Teekay Corporation

Att.: Lars Ola Tan Almaas with copy to Vince Lok

Lars-Ola.Almaas@teekay.com Vince.Lok@teekay.com

21.	Entire Agreement

21.1	This Agreement supersedes and replaces all previous agreements, communication, statements etc. by or between the Parties related to the subject matter of this Agreement, other than the Term Sheet.

22.	Announcement

22.1	No Party shall make any announcement or public statement relating to the subject matter of this Agreement except with the prior written consent of the other Parties and the other Parties shall, prior to any announcement being made, be given the opportunity to comment upon the content of such announcement.

23.	Miscellaneous

23.1	The Seller shall not at any time assign or transfer this Agreement or any of its legal, beneficial or other rights, benefits and/or obligations under this Agreement without the prior written consent of the Buyer. The Buyer shall be entitled to assign this Agreement or its legal, beneficial or other rights, benefits and/or obligations under this Agreement to an Affiliate without consent from Seller.

23.2	Any amendments to this Agreement shall be in writing and shall be signed by the Parties.

23.3	It is the Buyer’s responsibility to consider whether or not the transfer of the Shares requires the approval of the Norwegian Competition Authority.

23.4	This Agreement shall be governed by and construed in accordance with Norwegian law.

23.5	The Parties shall seek to solve any dispute arising out or relating to this Agreement amicably through negotiations. If the relevant Parties fail to solve such dispute, controversy or claim by an amicable written agreement within thirty Business Days after such negotiations have been initiated by any of the Parties, such dispute, controversy or claim shall be finally settled by arbitration in Oslo in accordance with the Norwegian Arbitration Act 2004. The arbitration panel shall consist of three arbitrators, out of which Seller and Buyer shall appoint one each, and the two arbitrators so appointed shall appoint the third who shall act as the chairperson of the panel. The language to be used in the arbitration proceedings shall be English. The arbitration proceedings and arbitral award shall be confidential.

23.6	Any provision of this Agreement held to be invalid, illegal or unenforceable shall not affect the validity, legality or enforceability of the remaining provisions hereof. The Parties shall endeavour in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the financial effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

* * *

This Agreement is executed in three counterparts, each of which shall constitute an original.

* * *

For the Seller:	For the Buyer:

/s/ L.K. SAME	/s/ Lars Ola Tan Almaas
Authorised Signatory	Authorised Signatory
Name: L.K. SAME	Name: LARS OLA TAN ALMAAS
Title: ATTORNEY-IN-FACT	Title: ATTORNEY-IN-FACT

We hereby acknowledge and agree to our obligations set out in Clauses 15.3 and 15.4, which shall be binding on us as if we were a Party to this Agreement. We further accept to be bound by the provisions set out in Clause 23.4 (regarding governing law) and 23.5 (regarding dispute resolution). Any notice sent to the Buyer in accordance with Clause 20 shall be deemed to have been sent to us.

For the Subsidiary Minority Buyer:

/s/ Lars Ola Tan Almaas
Authorised Signatory
Name: LARS OLA TAN ALMAAS
Title: ATTORNEY-IN-FACT